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October 27, 2020

Via EDGAR, Email and FedEx

Nicholas P. Panos

Senior Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:	ZIOPHARM Oncology, Inc.
PREC14A preliminary consent revocation statement filing made on Schedule 14A
Filed on October 21, 2020 by ZIOPHARM Oncology, Inc.
File No. 001-33038

Dear Mr. Panos:

On behalf of our client, ZIOPHARM Oncology, Inc., a Delaware corporation (the “Company” or “we”), set forth below are our responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 26, 2020, with respect to the preliminary consent revocation statement on Schedule 14A filed with the Commission on October 21, 2020, File No. 001-33038.

Concurrently with the submission of this letter, we have publicly filed a revised preliminary consent revocation statement (the “Revised Preliminary Consent Revocation Statement”) on Schedule 14A.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions in our responses correspond to the Revised Preliminary Consent Revocation Statement unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Revised Preliminary Consent Revocation Statement.

Schedule 14A

Cost and Method of this Consent Revocation Solicitation, page 10

1.	The disclosure regarding costs excludes any expenses incurred as the result of any litigation relating to the solicitation. Instruction 1 to Item 4(b) of Schedule 14A, however, requires that the registrant include litigation expenditures incidental to the solicitation except the amount normally expended for such a solicitation. Please revise to remove the implication that the registrant is lawfully permitted to exclude all litigation costs.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 10 of the Revised Preliminary Consent Revocation Statement accordingly.

United States Securities and Exchange Commission

Division of Corporation Finance

October 27, 2020

Information about the Current Directors of the Company, page 11

2.	Please advise us, with a view toward revised disclosure, whether or not the registrant has confirmed that each of the directors named is a bona fide nominee within the meaning of Rule 14d-4(d)(1) and (d)(4). To the extent the registrant has not so confirmed, please provide us with a brief legal analysis addressing the applicability of these provisions to the registrant’s solicitation of consent revocations.

Response: The Company respectfully advises the Staff that none of the current directors of the Board are nominees for election in connection with the WaterMill Consent Solicitation. Therefore, the Company believes that the request to confirm that each of the current directors of the Company is a bona fide nominee within the meaning of Rule 14a-4(d)(1) and (d)(4) (i.e., has consented to be named in the proxy statement for the stockholder meeting and to serve if elected) is not applicable to the Company’s proxy materials filed in connection with the WaterMill Consent Solicitation. Nonetheless, the Company has revised the disclosure on page 11 of the Revised Preliminary Consent Revocation Statement to confirm that, except as otherwise noted, each of the current directors named in the Revised Preliminary Consent Revocation Statement was a bona fide nominee within the meaning of Rule 14a-4(d)(1) and (d)(4) as of the 2020 Annual Meeting and, that each of the current directors has consented to be named as directors in the Consent Revocation Statement and to continue to serve their term.

Security Ownership of Certain Beneficial Owners and Management, page 19

3.	Footnote numbers 1-3 use the formulation “may be deemed” when in it appears that the parties identified as only potentially being considered as beneficial owners are in fact beneficial owners as determined under Rule 13d-3(a). Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 20 of the Revised Preliminary Consent Revocation Statement to delete the “may be deemed” formulation.

Form of Consent

4.	Please refer to the disclosure in bold typeface that indicates security holders “not be deemed to have revoked” and “treating as having revoked its consent…” Identical or similar language appears within the consent revocation statement. Please revise this disclosure, as well as that within the consent revocation statement, to conform to the standards set forth in Rule 14a-4(b) of Regulation 14A, or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the form of consent and the disclosures on pages 2, 3 and 5 in the Revised Preliminary Consent Revocation Statement to conform to the standards set forth in Rule 14a-4(b) of Regulation 14A.

*     *     *     *     *

United States Securities and Exchange Commission

Division of Corporation Finance

October 27, 2020

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

SIDLEY AUSTIN LLP

By:	/s/ Kai Haakon E. Liekefett
Name:	Kai Haakon E. Liekefett

cc:	Scott Tarriff, Chairman of the Board, ZIOPHARM Oncology, Inc.
Robert Hadfield, Executive Vice President, General Counsel and Secretary, ZIOPHARM Oncology, Inc.
Kevin Cooper, Esq., Cooley LLP